Filed by Kayne Anderson Midstream/Energy Fund, Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities and Exchange Act of 1934, as amended

Subject Companies:

Kayne Anderson Midstream/Energy Fund, Inc.

Commission File No. 811-22467

Kayne Anderson Energy Total Return Fund, Inc.

Commission File No. 811-21750

Proposed Reorganization of KMF and KYE

Questions and Answers

Although it is recommended that you read the complete joint proxy statement/prospectus of which this “Questions and Answers” section is a part, a brief overview of the issues to be voted on has been provided below for your convenience. The anticipated positive impacts of the Reorganization are set forth below. No assurance can be given that the anticipated positive impacts of the Reorganization will be achieved. For information regarding the risks associated with an investment in KMF, see “Risk Factors” in the joint proxy statement/prospectus. The joint proxy statement/prospectus is available via the SEC at www.sec.gov and on our website at http://kaynefunds.com/kmf-kye.

KMF and KYE are sometimes referred to herein as a “Fund” and collectively as the “Funds.” KMF following the Reorganization is sometimes referred to herein as the “Combined Fund.”

Questions Regarding the Reorganization

Q: What is being proposed?

A: On February 15, 2018, KA Fund Advisors, LLC (“KAFA”) announced the proposed Reorganization of Kayne Anderson Energy Total Return Fund, Inc. (NYSE: KYE) with and into Kayne Anderson Midstream/Energy Fund, Inc. (NYSE: KMF) in a non-taxable transaction (the “Reorganization”), subject to the approval of KMF’s and KYE’s stockholders.

Q: Why is the Reorganization being recommended by the Boards of Directors?

A: The Board of Directors of each Fund has approved the Reorganization because they have determined that it is in the best interests of each Fund and its stockholders. In making this determination, the Board of Directors of each Fund considered (i) the expected benefits of the transaction for each Fund (as outlined in more detail below) and (ii) the fact that both Funds have very similar investment policies and investment strategies. The Combined Fund will pursue KMF’s investment objective of obtaining a high total return with an emphasis on cash distributions by investing at least 80% of total assets in Midstream MLPs, Midstream Companies and Other Energy Companies.

Q: What are the benefits of the proposed Reorganization?

A: After careful consideration, the Board of Directors of each Fund believes that the Reorganization will benefit the stockholders of the Funds for the reasons noted below:

•	Cost savings through elimination of duplicative expenses and greater economies of scale

It is anticipated that the Combined Fund would have a lower expense level with estimated aggregate cost savings of approximately $1.1 million annually, the majority of which is expected to be attributable to reduced operating costs. Because the Reorganization is expected to be completed during the third quarter of fiscal 2018, and because there are expenses associated with the Reorganization, the full impact of these cost savings will not be entirely recognized this year. We expect the Combined Fund to realize the full benefit of these cost savings during fiscal 2019. The Funds incur operating expenses that are fixed (e.g., board fees, printing fees, legal and auditing services) and operating expenses that are variable (e.g., administrative and custodial services that are based on assets under management). Many of these fixed expenses are duplicative between the Funds and can be eliminated as a result of the Reorganization. There will also be an opportunity to reduce variable expenses by taking advantage of greater economies of scale. As a result of these cost savings, it is expected that the Combined Fund will enjoy lower operating costs as a percentage of total assets.

•	Reorganization expected to increase KMF’s net distributable income

The Reorganization is expected to increase KMF’s net distributable income per share, in part due to the anticipated cost savings from the transaction. In connection with the Reorganization, KMF announced its intention to pay a distribution at its current annualized rate of $1.20 per share for the 12 months ending February 28, 2019. See “Risk Factors—Risks Related to Our Investments and Investment Techniques—Cash Flow Risk” in the joint proxy statement/prospectus.

•	Larger asset base could provide greater financial flexibility

The larger asset base of the Combined Fund may provide greater financial flexibility. In particular, as a larger entity, we believe the Combined Fund should potentially have access to more attractive leverage terms (i.e., lower borrowing costs on debt and preferred stock) and a wider range of alternatives for raising capital to grow the Combined Fund.

•	Opportunity for enhanced long-term market liquidity

The larger equity market capitalization of the Combined Fund should provide an opportunity for enhanced market liquidity over the long-term. Greater market liquidity may lead to a narrowing of bid-ask spreads and reduce price movements on a trade-to-trade basis. The table below illustrates the equity market capitalization and average daily trading volume for each Fund on a standalone basis as well as for the Combined Fund.

	KMF	KYE	Pro Forma Combined KMF
Equity capitalization ($ in millions)	$289	$353	$642
Average Daily Trading Volume(1)	142	244	NA

As of February 28, 2018.

(1)	90-day average trading volume in thousands of shares.

Q: What distributions will KMF and KYE pay to common stockholders?

A: KMF intends to pay a distribution at its current annualized rate of $1.20 per share for the 12 months ending February 28, 2019. KMF will continue to pay distributions on a quarterly basis until the Reorganization closes and intends to begin paying distributions on a monthly basis shortly thereafter (expected to commence in September 2018). KYE intends to pay a distribution at its current annualized rate of $1.00 per share ($0.25 per quarter) until the Reorganization closes. Historically, a portion of the distributions paid to common stockholders of KMF and KYE has been classified as a return of capital, and we expect that a portion of the distributions paid to common stockholders of the Combined Fund may be classified as a return of capital, though the amount will depend on the earnings and profits of the Combined Fund in any given year. A “return of capital” represents a return of a stockholder’s original investment and should not be confused with a dividend from earnings and profits. Payment of future distributions by either KMF or KYE is subject to the approval of such Fund’s Board of Directors.

Q: Why is KMF providing guidance on the distribution it intends to pay through February 2019?

A: We believe that investors will benefit from increased visibility on KMF’s expected distribution in considering the Reorganization.

Q: What impact will the recent merger announcement by Enbridge have on KMF and KYE’s distribution level?

A: Recently, Enbridge, Inc., a Midstream Company held in KMF and KYE’s portfolios, announced a proposal to acquire its subsidiary, Enbridge Energy Management, which is also held in KMF and KYE’s portfolios. This transaction is subject to the companies reaching an agreement on the terms of the acquisition and will be subject to a vote of the shareholders of Enbridge Energy Management. Because Enbridge, Inc. has a lower dividend yield than Enbridge Energy Management, this “simplification transaction” will result in a lower distribution being paid to the owners of Enbridge Energy Management after the transaction is completed and in turn, reduce the Funds’ net distributable income. Simplification transactions are part of an industry trend of simplifying ownership structures and eliminating MLPs’ incentive distribution rights. Kayne Anderson expects this trend to continue and believes that it is likely that additional simplification transactions will be announced during the next 12 to 18 months.

Both Funds remain committed to the distribution guidance provided in conjunction with announcing the Reorganization. Notwithstanding this commitment, over the longer term, the Combined Fund’s distribution will be determined by its Board of Directors based on long-term, sustainable net distributable income. It is difficult to predict the full impact of this simplification transaction on long-term, sustainable net distributable income, but this transaction, and similar transactions that may be announced in the future, could cause the Combined Fund’s Board of Directors to elect to reduce the distribution during 2019 or 2020. See “Risk Factors—Risks Related to Our Investments and Investment Techniques—Cash Flow Risk” in the joint proxy statement/prospectus.

Q: Why is KMF converting to monthly distribution payments?

A: We believe many investors will prefer more frequent distribution payments.

Q: As a KYE stockholder, what will happen to my distribution on a pro forma basis?

A: Based on an annualized distribution level of $1.20 per share for KMF and an exchange ratio as of February 28, 2018 of approximately 0.74 shares of KMF for each share of KYE, the annualized pro forma distribution for KYE common stockholders would be approximately $0.88 per share, which is approximately 12 cents less than KYE’s current annualized distribution rate. KYE’s current distribution rate on its common stock is higher than its net distributable income. Over time, we expect that KYE’s distribution level will generally track net distributable income. Accordingly, if the Reorganization were not to occur and KYE were to remain a stand-alone entity, there can be no assurances that KYE’s board of directors would elect to maintain its current distribution in light of estimates of the fund’s long term, sustainable net distributable income.

Q: What impact will the Reorganization have on leverage levels?

A: The amount of leverage as a percentage of total assets following the Reorganization is not expected to significantly change from that of each Fund’s standalone leverage levels. The table below illustrates the leverage of each Fund on both a standalone and pro forma basis.

($ in millions)	KMF	KYE	Pro Forma Combined KMF
Total Debt	$92	$136	$228
Mandatory Redeemable Preferred Stock	$35	$40	$75
Leverage	$127	$176	$303
Leverage as % of total assets	30%	33%	31%

As of February 28, 2018.

Q: How has KMF performed relative to KYE?

A: The performance table below, as of February 28, 2018, illustrates the past performance of an investment in each Fund. As shown in the table below, since KMF’s inception, it has generally outperformed KYE on both a net asset value and market price basis. A Fund’s past performance does not necessarily indicate how such Fund will perform in the future.

Average Annual Total Returns as of February 28, 2018

Based on Net Asset Value(1)							Based on Market Price(2)
	1 Year	3 Years	5 Years	10 Years	Inception(3)	KMF’s Inception(4)	1 Year	3 Years	5 Years	10 Years	Inception(3)	KMF’s Inception(4)
KMF	(18.1)%	(19.5)%	(7.3)%	N/A	0.4%	0.4%	(13.6)%	(18.3)%	(8.3)%	N/A	(0.6)%	(0.6)%
KYE	(18.0)%	(20.5)%	(10.4)%	(1.9)%	1.5%	(5.0)%	(17.8)%	(21.1)%	(12.1)%	(0.8)%	0.8%	(6.2)%

(1)	Total investment return based on net asset value is calculated assuming a purchase of common stock at the net asset value on the first day and a sale at the net asset value on the last day of the period reported. The calculation also assumes the reinvestment of distributions at actual prices pursuant to each Fund’s dividend reinvestment plan.

(2)	Total investment return based on market value is calculated assuming a purchase of common stock at the closing market price on the first day and a sale at the closing market price on the last day of the period reported. The calculation also assumes reinvestment of distributions at actual prices pursuant to each Fund’s dividend reinvestment plan.

(3)	KMF and KYE commenced investment operations on November 24, 2010 and June 28, 2005, respectively.

(4)	Represents the applicable average annual total returns of the Funds since November 30, 2010, the first month-end following KMF’s commencement of investment operations.

Q: How will the Reorganization affect me?

A: KMF stockholders will remain stockholders of KMF. KYE stockholders will become stockholders of KMF. KYE will then cease its separate existence under Maryland law.

Q: What will happen to the shares of KMF and KYE that I currently own as a result of the Reorganization?

A: For KMF stockholders, your currently issued and outstanding shares of common and preferred stock of KMF will remain unchanged.

KYE common stockholders will be issued shares of KMF common stock in exchange for their outstanding shares of KYE common stock (see below for a description of how the exchange ratio is calculated). No fractional shares of KMF common stock will be issued in the Reorganization; instead KYE stockholders will receive cash in an amount equal to the value of the fractional shares of KMF common stock that they would otherwise have received.

KYE preferred stockholders will receive, on a one-for-one basis, newly issued KMF preferred shares having substantially identical terms as the KYE preferred shares you held immediately prior to the closing of the Reorganization.

Q: How is the exchange ratio determined?

A: The exchange ratio will be determined based on the relative NAVs per share of each Fund on the business day prior to the closing of the Reorganization. As of February 28, 2018, KMF’s NAV per share was $13.42 and KYE’s was $9.88. For illustrative purposes, if these were the NAVs on the day prior to closing of the Reorganization, then KYE common stockholders would be issued approximately 0.74 shares of KMF for each share of KYE.

Q: How will the net asset values utilized in calculating the exchange rate be determined?

A: The net asset value of a share of common stock of each Fund will be calculated in a manner consistent with past practice and will include the impact of each Fund’s pro rata share of the costs of the Reorganization. See “Proposal One: Reorganization—Information About the Reorganization” in the joint proxy statement/prospectus.

Q: Is the Reorganization expected to be a taxable event for stockholders?

A: No. The Reorganization is intended to qualify as a tax-free reorganization for federal income tax purposes. This means it is expected that stockholders will recognize no gain or loss for federal income tax purposes as a result of the Reorganization, except that gain or loss will generally be recognized by KYE common stockholders with respect to cash received in lieu of fractional shares of KMF common stock.

Q: Will I have to pay any sales load, commission or other similar fees in connection with the Reorganization?

A: No, you will not pay any sales loads or commissions in connection with the Reorganization. The Funds will bear the costs associated with the proposed Reorganization. Costs will be allocated on a pro rata basis based upon each Fund’s net assets. Costs related to the Reorganization are currently estimated to be approximately $0.8 million or 0.1% of pro forma Combined Fund net assets, which equates to $0.4 million or $0.016 per share for KMF and $0.4 million or $0.012 per share for KYE as of February 28, 2018. Of the estimated Reorganization costs, $0.6 million is related to out of pocket expenses, and $0.2 million is a write-off of debt issuance cost, which is a non-cash expense. Due to the anticipated cost savings from the Reorganization, we believe the Combined Fund will more than recover the costs associated with the Reorganization over time.

Q: Who do we expect to vote on the Reorganization?

A: KYE’s common and preferred stockholders are being asked to vote, together as a class, on the Reorganization. KYE preferred stockholders will also vote on the Reorganization as a separate class. In addition, KMF’s common and preferred stockholders are being asked to vote, together as a class, on the issuance of additional KMF common stock in connection with the Reorganization.

Q: What happens if KYE stockholders do not approve the Reorganization or KMF stockholders do not approve the issuance of additional shares of KMF common stock in connection therewith?

A: The Reorganization must be approved by KYE’s common and preferred stockholders, voting together as a class, and KYE’s preferred stockholders, voting as a separate class. In addition, the issuance of additional shares of KMF common stock in connection with the Reorganization must be approved by KMF’s common and preferred stockholders, voting together as a class. If either class of KYE stockholders does not approve the Reorganization, or if KMF stockholders do not approve the issuance of additional KMF common stock in connection therewith, then the Reorganization will not take place.

Q: Why is the vote of KMF stockholders being solicited in connection with the Reorganization?

A: Although KMF will continue its legal existence and operations after the Reorganization, the rules of the NYSE (on which KMF’s common stock is listed) require KMF’s stockholders to approve the issuance of additional KMF common shares because the number of KMF common shares to be issued in the Reorganization will be, upon issuance, in excess of 20 percent of the number of shares of KMF common stock outstanding prior to the Reorganization.

Q: What is the timetable for the Reorganization?

A: The Reorganization is expected to take effect as soon as practicable once the stockholder vote and other customary conditions to closing are satisfied, which is expected to occur during the third fiscal quarter of 2018.

General Questions

Q: What other proposals are being considered at the meeting?

A: In addition to the proposals regarding approval of the Reorganization, the joint proxy statement/prospectus contains additional proposals for KMF stockholders customarily considered at KMF’s annual meetings:

•	to elect two directors to serve until KMF’s 2019 annual meeting of stockholders, two directors to serve until KMF’s 2020 annual meeting of stockholders and three directors to serve until KMF’s 2021 annual meeting of stockholders, each until their successors are duly elected and qualified; and

•	to ratify PricewaterhouseCoopers LLP as KMF’s independent registered public accounting firm for the fiscal year ending November 30, 2018.

KMF stockholders may be asked to consider and take action on such other business as may properly come before the annual meeting or any the adjournment or postponement thereof.

Q: Will KYE stockholders get to vote to elect the directors of KMF?

A: No. It is important for stockholders of KYE to understand that, if the Reorganization is approved, it is expected that the Board of Directors will be composed of the individuals described in “Proposal Three: Election of Directors” in the joint proxy statement/prospectus. Stockholders of KYE will not have the opportunity to vote for any of these individuals until the first annual meeting following the closing of the Reorganization, though three of the seven nominees are existing directors of KYE. If the Reorganization is not approved by stockholders of KYE, or if the issuance of additional KMF common stock in connection with the Reorganization is not approved by stockholders of KMF, KYE expects to hold its own 2018 annual meeting of stockholders later in the year. If this meeting is required, KYE’s board of directors intends to nominate the same individuals as described in “Proposal Three: Election of Directors” in the joint proxy statement/prospectus.

Q: How do the Boards of Directors suggest that I vote?

A: After careful consideration, the Boards of Directors recommend that you vote “FOR” all proposals on the proxy card for which you are entitled to vote.

Q: How do I vote my shares?

A: Voting is quick and easy. You may vote your shares via the internet, by telephone (for internet and telephone voting, please follow the instructions on the proxy ballot), or by simply completing and signing the mailed proxy ballot, and returning it in the postage-paid envelope included in the mailed joint proxy statement/prospectus package. You may also vote in person if you are able to attend the meeting. However, even if you plan to attend the meeting, we urge you to cast your vote early. That will ensure your vote is counted should your plans change.

Q: Whom do I contact for further information?

A: You may contact us at (877) 657-3863 for further information.

Q: Will anyone contact me?

A: You may receive a call from Broadridge Financial Solutions, Inc., our proxy solicitor, to verify that you received your proxy materials, to answer any questions you may have about the proposals and to encourage you to authorize your proxy. We recognize the inconvenience of the proxy solicitation process and would not impose it on you if we did not believe that the matters being proposed were important. Once your vote has been registered with the proxy solicitor, your name will be removed from the solicitor’s follow-up contact list.

Your vote is very important. We encourage you as a stockholder to participate in the Funds’ governance by authorizing a proxy to vote your shares as soon as possible. If enough stockholders fail to cast their votes, the Funds may not be able to hold the meeting or to call for a vote on each issue, and will be required to incur additional solicitation costs in order to obtain sufficient stockholder participation.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This document contains “forward-looking statements” as defined under the U.S. federal securities laws. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “will” and similar expressions identify forward-looking statements, which generally are not historical in nature. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ from either fund’s historical experience and its present expectations or projections indicated in any forward-looking statements. These risks include, but are not limited to, changes in economic and political conditions; regulatory and legal changes; MLP industry risk; leverage risk; valuation risk; interest rate risk; tax risk; and other risks discussed in each fund’s filings with the SEC. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. The funds undertake no obligation to publicly update or revise any forward-looking statements made herein. There is no assurance that either fund’s investment objectives will be attained.

SAFE HARBOR STATEMENT: This document shall not constitute an offer to sell or a solicitation to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer or solicitation or sale would be unlawful prior to registration or qualification under the laws of such state or jurisdiction.

Contact:

KA Fund Advisors, LLC

877-657-3863

http://www.kaynefunds.com/